TRANSGLOBE ENERGY CORPORATION

CONSISTENT GROWTH

FIRST INTERIM REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2006

FIRST INTERIM REPORT

For the three months ended March 31, 2006

TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce its financial and operating results for the three month period ended March 31, 2006. **All dollar values are expressed in United States dollars unless otherwise stated.** Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

- **$6.9 million net income in Q1-2006 ($0.11 per share).**
- **$11.3 million cash flow from operations in Q1-2006 ($0.19 per share).**
- **New oil pool discovered at Godah, Block 32.**
- **Successful development wells at An Nagyah, Block S-1 and Tasour, Block 32.**
- **800 Km seismic acquisition program completed, Nuqra Block 1, Egypt.**
- **Seismic program processing underway, Block 72, Yemen.**
- **Eight wells drilled in Canada, 5 gas, 1 oil, 2 potential gas.**

Corporate Summary

The Company's total production during the first quarter of 2006 averaged 5,026 Boepd, a 3% increase from the first quarter of 2005 (4,887 Boepd) and a 2% decrease from the fourth quarter of 2005. The Canadian and Block S-1 production increased over the same period in 2005. The Tasour field in Block 32 exhibited the natural declines of a mature field. A delay in a tanker lifting from the Block S-1 caused an inventory build of 58,658 barrels at quarter end, shifting $3.6 million in oil sales representing approximately $1.4 million cash flow from operations and $1.0 million net income into Q-2. A new marketing contract signed with Occidental Petroleum Corporation ("Oxy") in April is expected to mitigate future inventory fluctuations.

Two successful development wells and one successful exploration well were drilled in Yemen during the quarter. The seismic acquisition program on Nuqra Block 1 in Egypt was completed on April 4th. In Canada, eight wells were drilled during the quarter. The Company has plans to drill exploration wells in all four international projects as well as in Canada during 2006. Development drilling is also planned for Block S-1 and for Canada. Seismic programs, 40 to 50 wells, facilities construction and pipeline tie-ins, to be funded entirely from cash flow and working capital.

FIRST INTERIM REPORT

TRANSGLOBE ENERGY CORPORATION

FINANCIAL AND OPERATING UPDATE

($000’s, except per share, price and volume amounts)

	Three Months Ended March 31
Financial	2006	2005	Change
Oil and gas revenue	22,730	18,863	21%
Oil and gas revenue, net of royalties	15,308	13,544	13%
Operating expense	1,834	2,451	(25)%
General and administrative expense	756	734	3%
Stock-based compensation	274	351	(22)%
Depletion, depreciation and accretion expense	3,830	3,934	(3)%
Income taxes	1,618	1,580	2%
Cash flow from operations**	11,297	9,070	25%
Basic per share	0.19	0.16
Diluted per share	0.19	0.15
Net income	6,857	4,507	52%
Basic per share	0.12	0.08
Diluted per share	0.11	0.08
Capital expenditures	10,487	3,641	188%
Working capital	10,592	8,399	26%
Common shares outstanding
Basic (weighted average)	58,412	57,250	2%
Diluted (weighted average)	60,541	60,040	1%

Production and Sales Volumes
Total production (Boepd) (6:1)*	5,026	4,887	3%
Total sales (Boepd) (6:1)*	4,515	4,985	(9)%
Oil and liquids (Bopd)	3,805	4,361	(13)%
Average price ($ per barrel)	58.88	43.04	37%
Gas (Mcfpd)	4,260	3,748	14%
Average price ($ per Mcf)	6.63	5.79	15%
Operating expense ($ per Boe)	4.51	5.46	(17)%

*	The differences in production and sales volumes result from inventory changes at Block S-1, Yemen
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

1

OPERATIONS UPDATE

Block S-1, Republic of Yemen (25% working interest)

               Operations and Exploration
               During the first quarter of 2006, two horizontal development wells (An Nagyah #19 and #20) targeting the Lam A pool were drilled and tested at rates of 3,226 Bopd and 2,992 Bopd, respectively. The third horizontal well of 2006, An Nagyah #21, was drilling to a depth of 2,101 meters and suspended April 16th, as a potential Lam B oil producer. The well was drilled in the Lam B on the eastern boundary of the pool. The well appears to have intersected an oil bearing section in the start of the horizontal section followed by a separate water bearing Lam B compartment at the end of the horizontal section. The well has been suspended pending additional technical evaluation and the results of the An Nagyah #22 Lam B well which is currently drilling. Future options being evaluated for An Nagyah #21 include isolating the end of the horizontal section or side tracking the well to a more optimal location. Following An Nagyah #22 and #21, the rig is scheduled to drill an exploration well at Wadi Bayhan. The Wadi Bayhan location is an Alif and Lam prospect with an underlying Basement structure. The well is planned to be drilled into the Basement structure and therefore will test three independent targets. It is expected that up to ten wells will be drilled on Block S-1 during 2006.

               In September 2005, Oxy announced the acquisition of Vintage. The acquisition closed on January 30, 2006. Oxy, through its wholly owned subsidiary (Vintage), is now the operator of Block S-1. TransGlobe management attended a technical meeting with Oxy in April to discuss future plans for Block S-1. It is expected that a revised 2006 Budget will be presented for partner and government approval which will include additional funds for a significantly expanded 3-D seismic program, facilities and a detailed feasibility study for recovering condensate from the An Naeem gas condensate pool.

               Production
               Production from Block S-1 averaged 11,000 Bopd (2,750 Bopd to TransGlobe) during the first quarter of 2006. Facility constraints associated with cooler temperatures in late December and in January restricted production to approximately 9,300 Bopd (2,325 Bopd to TransGlobe). Field production increased to approximately 12,000 Bopd following the installation of additional treating capacity at the CPF in late February 2006. At the recent technical meeting Oxy advised that the CPF expansion project to handle additional oil production and associated natural gas is not expected to be completed until early 2007. Block S-1 production will remain at the 11,000 to 12,000 Bopd level for the balance of 2006 due to gas handling facility constraints.

               Quarterly 2006 An Nagyah Production (Bopd)

Q-1
Gross field production rate	11,000
TransGlobe working interest	2,750
TransGlobe net (after royalties)	1,631
TransGlobe net (after royalties and tax)*	1,423
* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil

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TRANSGLOBE ENERGY CORPORATION

Block 32, Republic of Yemen (13.81087% working interest)

               Operations and Exploration
               The first exploration well of 2006 at Godah #1S (side track) tested 1,839 Bopd from the Qishn formation. An appraisal well, Godah #2, was drilled to a total depth of 1,752 meters and was preparing for testing as of May 1st. Godah #2 was drilled approximately 1,100 meters northeast of Godah #1. The operator is currently evaluating production options and it is expected that the Godah discovery could be connected to the Tasour CPF with a 23 km pipeline.

               In addition to Godah #2, a second drilling rig commenced drilling a development/delineation well on the south-eastern flank of the Tasour field at Tasour #21 in late March. Tasour #21 was drilled to a total depth of 1,996 meters and was preparing for testing on May 1st. An exploration well at Tasour #22 targeting a fractured basement prospect south of the Tasour field is expected to commence drilling in the third quarter with a larger drilling rig.

               Production
               The Tasour field averaged 9,427 Bopd (1,302 Bopd to TransGlobe) during this first Quarter of 2006. Approximately 750+ Bopd was shut in during the quarter due to CPF fluid handling and water injection capacity constraints. Expanded CPF fluid handling and water injection capacity is expected to be operational in May 2006. The expanded facility will be capable of handling Tasour production and new production from Godah in the future. It is expected that production from the Tasour field will average approximately 8,000 Bopd during 2006.

               Quarterly 2006 Tasour Production (Bopd)

Q-1
Gross field production rate	9,427
TransGlobe working interest	1,302
TransGlobe net (after royalties)	982
TransGlobe net (after royalties and tax)*	874
* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil

Block 72, Republic of Yemen (33% working interest)

               The 255 km of new 2-D seismic data acquired at the end of 2005 is being processed along with 500 km of existing 2-D seismic data. Interpretation and mapping is expected to be completed during the second quarter of 2006. A two well exploration program is scheduled to commence drilling in the fourth quarter of 2006.

F I R S T I N T E R I M R E P O R T

3

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

               An 800 km 2-D seismic acquisition program commenced in early January 2006 and was completed during the first week of April. It is expected that the new data will be processed and mapped by the end of the second quarter. TransGlobe is preparing for a two well exploration drilling program to commence in late 2006. Production casing, wellheads and other long lead items have been ordered with deliveries scheduled for early in the fourth quarter. Tenders for a drilling rig are out for bid. It is expected that the availability of a suitable drilling rig will determine when drilling commences.

               The Company has exceeded the Period One work commitments of $2.0 million and plans to commit to Period Two work commitments at the end of Period One on July 18, 2006. There is a mandatory relinquishment of 25% of the Block at the end of Period One. With the completion of the seismic program in April, TransGlobe has fulfilled the $6 million farm-in commitment and will pay 60% of the program expenditures going forward.

Canada

               Operations and Exploration
               During the quarter, the Company participated in drilling 8 (5.2 net) wells consisting of 5 gas wells, 2 potential gas wells and 1 oil well. The majority of the wells were drilled in the Nevis, Morningside and Thorsby areas. Drilling operations at Nevis were suspended with the early arrival of spring breakup. It is expected drilling will re-commence in the Nevis area when the road bans have been lifted. An additional 6 to 8 wells are planned in central Alberta during the next two to three months. In addition, the Company has filed applications to drill four CBM wells per section in the Nevis area. It is expected that the Nevis CBM drilling program (10-12 wells) will commence in the third quarter.

               Production
               Production averaged 975 Boepd during the first quarter of 2006. Several wells were connected during late December and January which increased Canadian production to approximately 1,100 Boepd in February. Production during March was partially curtailed in the Nevis area by restrictions on the TransCanada pipeline system associated with system maintenance. At Nevis, negotiations are underway to expand third party operated compression which will provide an additional 300 Boepd to the Company from wells currently connected. The additional compression could be installed by the third quarter. Concurrent with the Nevis compression project, work is proceeding to connect an additional 300 Boepd of new production drilled in late 2005 and early 2006.

               Quarterly 2006 Canadian Production (Boepd)

Q-1
TransGlobe working interest	975
TransGlobe net (after royalties)	798

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TRANSGLOBE ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 28, 2006

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2006 and 2005, the audited financial statements and MD&A for the year ended December 31, 2005 included in the Company's annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). Additional information relating to the Company, including the Company's Annual Information Form, is on SEDAR at www.sedar.com.

Forward Looking Statements

This MD&A may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Non-GAAP Measures

This document contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than "cash flow from operation activities" as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties and operating expenses. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

Use of Boe Equivalents

The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FIRST INTERIM REPORT

5

OUTLOOK

               TransGlobe has projected a 2006 capital budget of $45.3 million, which is likely to increase due to an increase in the seismic and facility work planned for Block S-1.
•	In Q1-2006, the Company spent $10.5 million of the capital budget.

               TransGlobe has projected production volumes for 2006 to average from 5,300 to 5,600 Boepd. As of April 28, 2006 the Company expects to meet this target.
•	Production volumes were 5,026 Boepd in Q1-2006.

               TransGlobe has projected cash flow from operations for 2006 to be between $43 and $45 million based on an average dated Brent oil price of $55.00/Bbl and an average AECO gas price of C$7.50/Mcf. As of April 28, 2006 the Company expects to exceed this target due to high oil prices experienced in the first four months of 2006.
•	Cash flow from operations in Q1-2006 was $11.3 million.
•
Cash flow from operations would have been $1.4 million higher in Q1-2006 if the Block S-1 tanker lifting would have occurred as scheduled by March 31, 2006 (lifting completed April 1, 2006). This will result in Q2-2006 cash flow increasing, which will be offset in part by reduced cash flow from operations on Block 32, as discussed next.

•
As budgeted and consistent with prior years, royalties at Block 32, Yemen will increase to an estimated 41% to 45% in Q2-2006 compared to 25% in Q1-2006 resulting in a reduced cash flow from operations for the second quarter. The Block 32 Production Sharing Agreement (“PSA”) allows for the recovery of capital costs over a two year period with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year through reduced royalties and taxes paid to the government.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2006	2005
($000’s, except per share, price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1
Average production volumes (Boepd)*	5,026	5,132	5,285	4,658	4,887
Average sales volumes (Boepd)*	4,515	4,935	5,533	4,375	4,985
Average price ($/Boe)	55.93	54.58	56.57	44.99	42.04

Oil and gas sales	22,730	24,781	28,796	17,911	18,863

Oil and gas sales, net of royalties	15,308	14,442	19,147	11,778	13,544

Cash flow from operations**	11,297	8,603	13,142	7,263	9,070
Cash flow from operations per share
- Basic	0.19	0.15	0.23	0.13	0.16
- Diluted	0.19	0.14	0.22	0.12	0.15

Net income	6,857	4,331	7,539	3,474	4,507
Net income per share
- Basic	0.12	0.07	0.13	0.06	0.08
- Diluted	0.11	0.07	0.13	0.06	0.08

Total assets	92,596	86,286	77,576	66,168	61,232
*	The differences in production and sales volumes result from inventory changes at Block S-1, Yemen
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

6

TRANSGLOBE ENERGY CORPORATION

               Cash flow from operations and net income increased 31% to $11,297,000 and 58% to $6,857,000 respectively, in Q1-2006 compared to Q4-2005 mainly as a result of royalty and income tax costs decreasing at Block 32, Yemen in Q1-2006 due to the recovery of 50% of the 2005 capital costs from oil production as part of the Block 32 PSA, as discussed in the Outlook section above. This was partially offset by an inventory build-up at Block S-1 since a portion of the March lifting was deferred to April 1, 2006. Revenue net of royalty and taxes of approximately $1,708,000 was booked April 1, 2006 together with $263,000 of operating costs and $422,000 of DD&A related to the April 1 oil lifting.

RESULTS OF OPERATIONS

               Cash flow from operations increased by 25% in Q1-2006 compared to Q1-2005 mainly as a result of a 33% increase in commodity prices, offset in part by a 9% decrease in sales volumes. Sales volumes on Block 32, Yemen, decreased 42% due to natural declines and fluid handling constraints, offset in part by a 16% increase in sales volumes on BlockS-1, Yemen, and a 19% increase in sales volumes in Canada. A new marketing contract for Block S-1 was entered into with Occidental Petroleum Corporation (“Oxy”), replacing the contract with Exxon. The new marketing contract is expected to mitigate the inventory fluctuations experienced during the past two years and more closely match sales volumes to production volumes.

	$000’s	$Per Share Diluted	% Variance
Q1-2005 Cash flow from operations**	9,070	0.16
Volume variance	(1,544)	(0.03)	(17)
Price variance	5,412	0.09	60
Royalties	(2,104)	(0.03)	(23)
Expenses:
Operating	617	0.01	7
Cash general and administrative	(18)	-	-
Current income taxes	(115)	-	(1)
Realized foreign exchange gain (loss)	(10)	-	-
Settlement of asset retirement obligations	(56)	-	(1)
Other	45	-	-
Change in weighted average number of diluted shares outstanding	-	(0.01)	-
Q1-2006 Cash flow from operations**	11,297	0.19	25
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

               Net income increased 52% in Q1-2006 compared to Q1-2005 mainly as a result of the above cash flow from operations increase and reduced DD&A, stock-based compensation and future income tax expense, which increased net income, offset in part by an increased non-cash expense for an unrealized loss on commodity contracts which reduced net income.

F I R S T I N T E R I M R E P O R T

7

OPERATING RESULTS

               Daily Volumes, Working Interest Before Royalties

			March 31,	March 31,	%
			2006	2005	Change
Yemen	- Oil production	Bopd	4,051	4,067	-
	- Inventory change	Bopd	(511)	98
Yemen	- Oil sales	Bopd	3,540	4,165	(15)
Canada	- Oil and liquids	Bopd	265	196	35
	- Gas sales	Mcfpd	4,260	3,748	14
Canada		Boepd	975	820	19
Total Company - daily sales volumes		Boepd	4,515	4,985	(9)

               Consolidated Net Operating Results

	Consolidated
	March 31, 2006		March 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	22,730	55.93	18,863	42.04
Royalties	7,422	18.27	5,319	11.85
Operating expenses	1,834	4.51	2,451	5.46
Net operating income*	13,474	33.15	11,093	24.73

* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q1-2006 - $1,488,000, $3.66/Boe; Q1-2005 - $1,373,000, $3.06/Boe)

               Segmented Net Operating Results
               In 2006 the Company had producing operations in two geographic areas, segmented as Republic of Yemen and Canada. Also, the Company had start-up operations in a third geographic segment, Arab Republic of Egypt. MD&A will follow under each of these segments.

               Republic of Yemen

	March 31, 2006		March 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	19,004	59.64	16,196	43.21
Royalties	6,747	21.17	4,841	12.91
Operating expenses	1,213	3.81	2,051	5.47
Net operating income*	11,044	34.66	9,304	24.83
* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q1-2006 - $1,488,000, $4.67/Boe; Q1-2005 - $1,373,000, $3.66/Boe)

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TRANSGLOBE ENERGY CORPORATION

               Net operating income in Yemen increased 19% in the first three months of 2006 compared to the same period of 2005 primarily as a result of the following:

•	Oil sales increased 17% mainly as a result of the following:
1.	Oil prices increased by 38%.
2.	Sales volumes decreased 15% in Q1-2006 compared to Q1-2005 primarily as a result of:
•	Natural declines, CPF fluid handling and water injection capacity constraints at Block 32 decreased sales volumes by 42% from 2,233 Bopd in Q1-2005 to 1,302 Bopd in Q1-2006.
•	Offset by a 50% increase in production at Block S-1 to 2,749 Bopd resulting in increased sales volumes at Block S-1 to 2,238 Bopd in Q1-2006 from 1,932 Bopd in Q1-2005.

Daily Sales Volumes, Working Interest Before Royalties

	March 31,	March 31,	%
	2006	2005	Change
	Bopd	Bopd
Block S-1 - production	2,749	1,834	50
- inventory change	(511)	98	-
Block S-1 - sales	2,238	1,932	16
Block 32 - sales	1,302	2,233	(42)
Total sales	3,540	4,165	(15)

               • Royalty costs increased 39%. Royalties as a percentage of revenue (royalty rate) increased to 36% in Q1-2006 compared to 30% in Q1-2005. This was a result of an increase in Block S-1 royalty rate due to recovery of the Company’s historical exploration cost pools at the end of Q3-2005. Royalty rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSA’s allow for the recovery of operating and capital costs through a reduction in MOM take of oil production as discussed below:

1.	Block 32:
•	Operating costs are recovered in the quarter expended.
•
Capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. As a result, the Company will receive a larger share of production in the first quarter of each year as 50% of the previous year’s historical costs are recovered.

•	In Q1-2006, the Company’s royalty rate was 25% compared to 30% in Q1-2005.
•
In Q2-2006, the Company’s royalty rate is expected to be between 41% to 45% for the balance of the year depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

2.	Block S-1:
•	Operating costs are recovered in the quarter expended.
•	New capital costs are amortized over eight quarters with one eighth (12.5%) recovered each quarter.
•	Historical exploration costs, which consist of the costs expended before the Contractor declared commerciality of the Block, are recovered on a “last in, first out” basis.
•
In Q1-2005, the Company’s royalty rate was 30%. At the end of Q3-2005, the Company had recovered its historical exploration cost pools which resulted in an increase of the royalty rate to 42% in Q1-2006.

•	For the balance of 2006, the Company’s royalty rate is expected to average between 38% and 46% depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

F I R S T I N T E R I M R E P O R T

9

•	Operating expenses on a Boe basis decreased 30% mainly as a result of the following:
1.

Block 32 operating expenses averaged $3.78 per barrel in Q1-2006 compared to $4.63 per barrel in Q1-2005 primarily due to decreased diesel costs. A diesel topping plant was constructed in 2005 to manufacture diesel from produced crude oil which will reduce diesel costs significantly on a go forward basis. The plant became operational in December 2005.

2.

Block S-1 operating costs averaged $3.82 per barrel in Q1-2006 compared to $6.79 per barrel in Q1-2005. This reduction is a reflection increased production volumes and commissioning of the pipeline in June 2005.

               Canada

	March 31, 2006		March 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	552	53.00	422	44.83
Gas sales ($ per Mcf)	2,543	6.63	1,953	5.79
NGL sales	608	45.37	274	33.53
Other sales	23	-	17	-00
	3,726	42.47	2,666	36.13
Royalties	676	7.70	478	6.47
Operating expenses	621	7.08	400	5.42
Net operating income	2,429	27.69	1,788	24.24

               Net operating income in Canada increased 36% in the three months ended March 31, 2006 compared to the same period of 2005 primarily as a result of the following:

•	Sales increased 40% mainly as a result of the following:
	1.	Sales volumes increased 19% as a direct result of successful drilling in 2005.
	2.	Commodity prices increased 18% on a Boe basis.
•	Royalty costs increased 19% on a Boe basis. Royalties as a percent of revenue were consistent at 18% in the three months ended March 31, 2006 compared to the same period of 2005.
•	Operating costs increased 31% on a Boe basis mainly as a result of two well workovers at Nevis.

COMMODITY CONTRACTS

               TransGlobe uses hedge arrangements as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.

               During the third quarter 2005 the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling). Pursuant to Canadian generally accepted accounting principles, the Company has fair valued these hedge transactions. As at March 31, 2006, the estimated fair value of the unrealized hedge transactions is a liability of $104,000, which results in an unrealized $187,000 loss being recorded to the income statement.

               The Company will only incur realized gains or losses on these hedge transactions when the dated Brent monthly average oil price is below $50 per barrel and above $77.93 per barrel during the calendar year of 2006, or if the Company sells the contract.

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TRANSGLOBE ENERGY CORPORATION

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	March 31, 2006		March 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,346	3.31	1,127	2.51
Capitalized G&A	(526)	(1.29)	(370)	(0.83)
Overhead recoveries	(64)	(0.16)	(23)	(0.05)
G&A (net)	756	1.86	734	1.63

               General and administrative expenses increased 3% (14% increase on a sales Boe basis) in the first three months of 2006 compared to the same period of 2005. G&A per produced Boe is the same in both periods at $1.67.

STOCK-BASED COMPENSATION

               Effective January 1, 2004 the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-based Compensation and Other Stock-based Payments”. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Non-cash stock-based compensation expense amounted to $274,000 in Q1-2006 compared to $351,000 in Q1-2005. The decrease is mainly due to options granted in mid-March 2004 which were fully expensed by mid-March 2005.

               Based on stock option grants to date, it is expected that the effect on the balance of 2006 earnings will be approximately $823,000 with no effect on cash flow from operations.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	March 31, 2006		March 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	2,302	7.22	3,245	8.66
Canada	1,524	17.37	689	9.34
Arab Republic of Egypt	4	-	-	-
	3,830	9.43	3,934	8.77

               In Yemen, DD&A on a Boe basis decreased 17% in Q1-2006 compared to Q1-2005 primarily as a result of decreased finding and development costs in Yemen.

               In Yemen (Block 72) and Egypt (Nuqra Block 1) major development costs of $1,570,000 and $5,574,000 respectively, were excluded from costs subject to depletion and depreciation in Q1-2006.

               In Canada, DD&A on a Boe basis increased 86% in Q1-2006 compared to Q1-2005 primarily as a result of increased finding and development costs in Canada.

F I R S T I N T E R I M R E P O R T

11

INCOME TAXES

($000’s)	March 31, 2006	March 31, 2005
Future income tax	130	207
Current income tax	1,488	1,373
	1,618	1,580

               The future income expense was $130,000 in Q1-2006 (Q1-2005 - $207,000) which relates to a non-cash expense for taxes to be incurred in the future as Canadian tax pools reverse.

               Current income tax expense in Q1-2006 of $1,488,000 (Q1-2005 - $1,373,000) represents income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1. The decrease in current taxes is primarily the result of sales volume decreases on Block S-1, Yemen, due to inventory build-up, offset by oil price increases. The income tax expense in Yemen as a percent of revenue was 8% in Q1-2006 compared to 8% in Q1-2005. In Canada, there were no income taxes paid in 2006 or 2005.

CAPITAL EXPENDITURES/DISPOSITIONS

               Capital Expenditures

			2006				2005
		Geological	Drilling	Facilities
	Land and	and	and	and
($000’s)	Acquisition	Geophysical	Completions	Pipelines	Other	Total	Total
Republic of Yemen
Block S-1	-	8	1,614	-	133	1,755	1,897
Block 32	-	-	1,114	95	(35)	1,174	587
Block 72	-	86	-	-	5	91	7
	-	94	2,728	95	103	3,020	2,491
Canada	285	35	2,796	1,137	147	4,400	912
Arab Republic of Egypt	-	2,751	-	-	316	3,067	238
	285	2,880	5,524	1,232	566	10,487	3,641

               On Block S-1 in Yemen, the Company drilled two wells (An Nagyah #19 and #20) and started drilling An Nagyah #21. On Block 32, the Company drilled two wells (Tasour #20 and Godah #1) and started drilling two wells (Tasour #21 and Godah #2). On Block 72, the Company continued to define drilling leads through seismic acquisition and processing.

               In Canada, the Company drilled eight wells (5.2 net) mainly in the Nevis, Morningside and Thorsby areas. Also, the Company completed nine wells, tied-in three wells and added compressors, mainly in Nevis.

               In Egypt, the Company completed the field seismic acquisition on Nuqra Block 1 on April 5, 2006 in order to define drilling locations for the 2006 drilling program.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at April 28, 2006 are 58,662,439.

12

TRANSGLOBE ENERGY CORPORATION

LIQUIDITY AND CAPITAL RESOURCES

               Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

               The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2006 and 2005:

               Sources and Uses of Cash

	Three Months Ended March 31
($000’s)	2006	2005
Cash sourced
Cash flow from operations*	11,297	9,070
Issue of common shares	144	212
Other	28	-
	11,469	9,282
Cash used
Exploration and development expenditures	10,487	3,641
Other	-	10
	10,487	3,651
Net cash	982	5,631
Increase in non-cash working capital	(545)	(3,113)
Increase in cash and cash equivalents	437	2,518
Cash and cash equivalents - beginning of period	12,221	4,988
Cash and cash equivalents - end of period	12,658	7,506
* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

               Funding for the Company’s capital expenditures in the first quarter of 2006 was provided by cash flow from operations and working capital.

               Working capital is the amount by which current assets exceed current liabilities. At March 31, 2006 the Company had working capital of $10,592,000, zero debt and an unutilized loan facility of $7,000,000. Accounts receivable decreased due primarily to reduced liftings on Block S-1, Yemen, in March 2006. This was partially offset by increased inventory (valued at cost). Also accounts payable decreased due primarily to reduced Canadian capital activity in Q1-2006 compared to Q4-2005 and increased cash calls paid to partners in Yemen, offset by increased capital spending in Egypt.

               The Company expects to fund its approved 2006 exploration and development program of $45.3 million ($10.5 million incurred to March 31, 2006) through the use of working capital and cash flow. The use of credit facilities or equity financing during 2006 are expected to be utilized only to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

F I R S T I N T E R I M R E P O R T

13

COMMITMENTS AND CONTINGENCIES

               As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Nine Months	Twelve Months
($000’s)	2006	2007	2008	2009	2010

Office and equipment leases	224	276	385	408	401

               In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

               Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

               Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million before July 1, 2009 to earn its 50% working interest. As at March 31, 2006, the Company has spent $5,163,000 of earning expenditures. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 (reduced to $745,000 in March 2006) to a division of the Ministry of Oil (Ganoub El Wadi Holding Petroleum Company) which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

               Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months for exploration work, including reprocessing of seismic data, acquisition of new seismic data and drilling two exploration wells. As at March 31, 2006, the Company has spent $843,000 in qualifying expenditures.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer

April 28, 2006

14

TRANSGLOBE ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS (DEFICIT)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2006	2005

REVENUE
Oil and gas sales, net of royalties	$15, 308	$13,544
Unrealized loss on commodity contracts (Note 6)	(187)	-00
Other income	50	5
	15,171	13,549

EXPENSES
Operating	1,834	2,451
General and administrative	756	734
Stock-based compensation	274	351
Foreign exchange loss (gain)	2	(8)
Depletion, depreciation and accretion	3,830	3,934
	6,696	7,462

Income before income taxes	8,475	6,087

Income taxes - future	130	207
- current	1,488	1,373
	1,618	1,580

NET INCOME	6,857	4,507

Retained earnings (deficit), beginning of period	19,165	(685)
RETAINED EARNINGS, END OF PERIOD	$26,022	$3,822

Net income per share (Note 5)
- Basic	$0.12	$0.08
- Diluted	$0.11	$0.08

F I R S T I N T E R I M R E P O R T

15

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in thousands of U.S. Dollars)

	March 31, 2006	December 31, 2005
ASSETS

Current
Cash and cash equivalents	$12,658	$12,221
Accounts receivable	6,492	7,414
Oil inventory	968	436
Prepaid expenses	657	463
Unrealized commodity contracts (Note 6)	-	83
	20,775	20,617

Property and equipment
Republic of Yemen	31,273	30,898
Canada	33,188	30,261
Arab Republic of Egypt	5,574	2,512
	70,035	63,671
Future income tax asset	1,749	1,886
Deferred financing costs	37	112

	$92,596	$86,286

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,079	$11,146
Unrealized commodity contracts (Note 6)	104	-00
	10,183	11,146
Asset retirement obligations (Note 3)	1,655	1,503
	11,838	12,649
SHAREHOLDERS’ EQUITY
Share capital (Note 4)	49,134	48,922
Contributed surplus	2,115	1,908
Cumulative translation adjustment	3,487	3,642
Retained earnings	26,022	19,165
	80,758	73,637

	$92,596	$86,286

Approved by the Board:

Ross G. Clarkson, Director	Lloyd W. Herrick, Director

16

TRANSGLOBE ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2006	2005

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$6,857	$4,507
Adjustments for:
Depletion, depreciation and accretion	3,830	3,934
Stock-based compensation	274	351
Future income taxes	130	207
Amortization of deferred financing charges	75	71
Unrealized loss on commodity contracts (Note 6)	187	-
Settlement of asset retirement obligations	(56)	-
Changes in non-cash working capital	(482)	2,071
	10,815	11,141

FINANCING
Issue of common shares for cash	144	212
Deferred financing costs	-	(2)
Changes in non-cash working capital	-	(24)
	144	186

INVESTING
Exploration and development expenditures:
Republic of Yemen	(3,020)	(2,491)
Canada	(4,400)	(912)
Arab Republic of Egypt	(3,067)	(238)
Change in non-cash working capital	(63)	(5,160)
	(10,550)	(8,801)

Effect of foreign exchange on cash and cash equivalents	28	(8)

NET INCREASE IN CASH AND CASH EQUIVALENTS	437	2,518
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,221	4,988

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,658	$7,506
Supplemental Disclosure of Cash Flow Information
Cash interest paid	$8	$-
Cash taxes paid - Republic of Yemen	$1,488	$1,373

F I R S T I N T E R I M R E P O R T

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. Dollars)

1. Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and subsidiaries ("TransGlobe" or the "Company") for the three month periods ended March 31, 2006 and 2005 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2005, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe's annual report for the year ended December 31, 2005. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

Non-Monetary Transactions

Effective January 1, 2006, the Canadian Institute of Chartered Accountants (CICA) Section 3831 "Non-Monetary Transactions" was adopted by the Company. The standard, which harmonizes Canadian generally accepted accounting principles with the United States Financial Accounting Standards Board (FASB) Statement 153 Exchanges of Non-Monetary Assets, removes the culmination of the earnings process criteria and replaces it with the commercial substance criteria as the test for fair value measurement. A transaction is determined to have commercial substance if it causes an identifiable and measurable change in the economic circumstances, or expected cash flows, of the entity. The adoption of CICA Section 3831 had no effect on the Company's consolidated financial statements.

Implicit Variable Interests

Effective January 1, 2006, Emerging Issues Committee (EIC) Abstract 157 "Implicit Variable Interests" was adopted by the Company. The Abstract harmonizes Canadian generally accepted accounting principles with the United States FASB Staff Position (FSP) FIN 46(R)-5 Implicit Variable Interests. Implicit variable interests are implied financial interests in an entity and act the same as an explicit variable interest except they involve the absorbing and or receiving of variability indirectly from the entity rather than directly. The adoption of EIC Abstract 157 had no effect on the Company's consolidated financial statements.

18

TRANSGLOBE ENERGY CORPORATION

3. Asset retirement obligations

               The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2005	$1,503
Liabilities incurred during period	189
Liabilities settled during period	(56)
Accretion	27
Foreign exchange gain	(8)
Asset retirement obligations, March 31, 2006	$1,655

               At March 31, 2006, the estimated total undiscounted amount required to settle the asset retirement obligations was $2,360,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 8 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

4. Share capital

               The Company is authorized to issue unlimited number of common shares with no par value.

Continuity of common shares (000’s)	Shares	Amount
Balance, December 31, 2005	58,473	$48,922
Stock options exercised	190	144
Transfer from contributed surplus related to stock options exercised	-	68
Balance, March 31, 2006	58,663	$49,134

	Number of	Weighted Average
Continuity of stock options (000’s)	Options	Exercise Price
Balance, December 31, 2005	3,361	$2.76
Granted	-	-
Exercised	(190)	0.67
Balance, March 31, 2006	3,171	$2.88

               Stock-based compensation
               Compensation expense of $274,000 has been recorded in the consolidated statements of income and retained earnings (deficit) in 2006 (2005 - $351,000). The fair values of all common stock options granted are estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted during the first quarter of 2006.

5. Per share amounts

               The weighted average number of common shares and diluted common shares outstanding during the three months ended March 31, 2006 was 58,412,000 (2005 - 57,250,000) and 60,541,000 (2005 - 60,040,000), respectively.

F I R S T I N T E R I M R E P O R T

19

6. Financial instruments

               The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

               In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

               The estimated fair value of unrealized commodity contracts is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the transactions outstanding as at March 31, 2006 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

7. Segmented information

	Three Months Ended March 31
(000’s)	2006	2005
Oil and gas sales, net of royalties
Republic of Yemen	$12,257	$11,355
Canada	3,051	2,189
	15,308	13,544
Operating expenses
Republic of Yemen	1,213	2,051
Canada	621	400
	1,834	2,451
Depletion, depreciation and accretion
Republic of Yemen	2,302	3,245
Canada	1,524	689
Arab Republic of Egypt	4	-00
	3,830	3,934
Segmented operations
Republic of Yemen	8,742	6,059
Canada	906	1,100
Arab Republic of Egypt	(4)	-00
	9,644	7,159
Other income	50	5
	9,694	7,164

Unrealized loss on commodity contracts	187	-00
General and administrative	756	734
Stock-based compensation	274	351
Foreign exchange loss (gain)	2	(8)
Income taxes	1,618	1,580
Net income	$6,857	$4,507

20

TRANSGLOBE ENERGY CORPORATION

CORPORATE INFORMATION

TransGlobe
CORPORATION
3

OFFICERS AND DIRECTORS

Robert A. Halpin[1,2,3]
Director, Chairman of the Board

Ross G. Clarkson
Director, President & CEO

Lloyd W. Herrick
Director, Vice President & COO

Erwin L. Noyes[2,3,4]
Director

Geoffrey C. Chase[1,2,4]
Director

Fred J. Dyment[1,3,4]
Director

David C. Ferguson
Vice President, Finance, CFO & Secretary

Edward Bell
Vice President, Exploration

1 Audit Committee
2 Reserves Committee
3 Compensation Committee
4 Governance and Nominating Committee

STOCK EXCHANGE LISTINGS

TSX:	TGL
AMEX:	TGA

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
Calgary, Toronto, Vancouver

LEGAL COUNSEL

Burnet, Duckworth & Palmer
Calgary, Alberta

BANKER

Standard Bank PLC
London, England

AUDITOR

Deloitte & Touche LLP
Calgary, Alberta

EVALUATION ENGINEERS

DeGolyer and MacNaughton Canada Limited
Calgary, Alberta

EXECUTIVE OFFICES

TransGlobe Energy Corporation
#2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada, T2P 3H5

Telephone:	(403) 264-9888
Facsimile:	(403) 264-9898
Website:	www.trans-globe.com
E-mail:	trglobe@trans-globe.com

The above includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

FIRST INTERIM REPORT